FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

The following is an investor update presentation in connection with Centene Corporation’s proposed acquisition of WellCare Health Plans, Inc.

 Investor Update  May 2019

 Cautionary Statement on Forward-Looking StatementsAll statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources. These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations. Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

 This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 3, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.Important Additional Information and Where to Find ItIn connection with the WellCare Transaction, on May 3, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). These materials have not yet been declared effective, are not yet final and may be amended. After the Registration Statement has been declared effective by the SEC, each of Centene and WellCare will send the Joint Proxy Statement to its stockholders. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.Participants In The SolicitationCentene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction. Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com. Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com. Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.No Offer or SolicitationThis communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

 Centene + WellCare:A Compelling Combination to Continue Building Shareholder Value

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

Creating the Premier Healthcare Enterprise Focused on Government-Sponsored Programs

$99B Combined 2019E revenues[1]

$5B Combined 2019E EBITDA

23M+ Combined members across 50 states

EPS Accretive Mid-single digit adj. EPS accretion in Year 2

$700M+ Long-term run-rate net cost synergies

- **#1 Medicaid:** Enhances leadership position in Medicaid
- **#1 Health Insurance Market Place**: Opportunity to penetrate additional Medicaid markets
- **#1 LTSS:** Market leader with opportunity to grow
- **#4 Medicare:** Scaled platform that can compete in the largest managed care market
- Well positioned to capitalize on duals opportunity
- Strengthens national footprint

Long-Term Value Creation

- Upside beyond $700M run-rate net synergies, with additional cost reduction and growth opportunities across markets and products
- Long-term opportunity to deliver services and capabilities across government relationships

Source: Company filings
Note: All amounts shown reflect estimates
[1] Based on guidance midpoints

5

Centene + WellCare: A Compelling, Diversified Government Programs Portfolio

CENTENE Corporation



5%
7%
20%
68%

2019E Revenue: $73B[2]

WellCare Beyond Healthcare. A Better You.



36%
64%

2019E Revenue: $26B

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.



4%
14%
15%
67%

2019E Combined Revenue: $99B

- **Medicaid**
- **Medicare / Medicare PDP**
- **Marketplace[1]**
- **Other**

Note: Revenue breakdowns by product for WellCare are based on 2018A
[1] Marketplace category includes all commercial product revenue
[2] Based on guidance midpoint

6

 Combined National Footprint Across All 50 States  7  33 states  50 states    Source: Company filingsNote: Centene membership data as of 3/31/19, shown pro forma to include in-progress acquisitions expected to commence operations in Iowa and North Carolina (both subject to closing conditions and regulatory approval); WellCare membership as disclosed in the Q1 2019 10-Q and pro forma for acquired AET PDP membership; Medicare Part D available in all 50 states1 Includes commercial large and small group  Medicaid:Medicare:Medicare PDP: Marketplace:Other:  12.7M  4.0M  2.0M  3.7M  23.4M  Total  1                                                                                                                                                                    Medicaid or Medicare    Medicare / Medicaid / Marketplace  HI  AK  1.0M  30 states  50 states  21 states  28 states  1    Health plan operations  17 states with all 3 products, Medicaid, Medicare and Marketplace, including CA, FL, NY and TX    Medicaid and Medicare  +

Leader in Government-Sponsored Programs

Membership Overview in Millions

Medicaid: #1 | ***Medicare: #4*** [1] | ***Health Insurance Marketplace: #1***



23.4
2.0
3.7 2
5.0
12.7
20.6
14.2
6.4
15.1
5.9
8.7
0.5
10.9
1.6
2.3
7.0
10.4
9.1
1.3
4.7
CENTENE Corporation + WellCare
UNH
HUM
ANTM
CVS
CI
Medicaid
Medicare / Medicare PDP
Other Government
Marketplace 3

Source: Company filings; CMS

Note: Centene membership data as of 3/31/19; WCG membership data as disclosed in the Q1 2019 10-Q and pro forma for acquired AET PDP membership

[1] Medicare membership includes Medicare Advantage, Medicare Supplement, Special Needs Plans, Duals and Part D Plans

[2] Excludes commercial large and small group

[3] Marketplace membership shown based on public filings as available

8

Well-Positioned in Key Growth Markets

	2019E Market Opportunity	Rank	Market Dynamics
MEDICAID[1]	~$285B	#1	• Expanded scale to better serve state members more efficiently • Large Medicaid expansion opportunity • Large RFP pipeline
MEDICARE ADVANTAGE	~$240B	#4	• Significant market growth and penetration potential in Managed Medicare • Strong demographic and enrollment growth • Steadily improving penetration
DUALS	~$181B	#1	• Medically complex "duals" population choosing Managed Medicare • 11M duals in the US today • Need for better care coordination from Medicaid / Medicare
LTSS	~$167B	#1	• Largest long-term growth opportunity in Medicaid • Under-penetrated population; states continuing to outsource high-acuity population • Large RFP pipeline
MARKETPLACE	~$57B	#1	• National leader in health insurance marketplace • Strong overlap with existing markets • Attractive member retention rates

Market leadership across Medicaid and Medicare products, with significant white space opportunity

Source: Bank of America, Piper Jaffray, Stephens equity research

[1] Includes ABD, CHIP, and TANF and does not include Duals and LTSS

9

 Combined Best in Class Capabilities  10        Strong Technology Foundation    Pharmacy  Medicare /Medicare PDP  Medicaid  Health Insurance Marketplace    Other Specialty Services  ~$30B of combined pharmacy spend1  1 Includes Medicare PDP  +

 $271billion  TargetedPipeline  11  Correctional Healthcare  Health Insurance Marketplace  Federal Services  Medicaid  Medicare  International  Dual Eligibles

     States    70  Solutions  8  Then: Centene’s Focused Approach in 2008  12  +

Long-Term Opportunity to Continue Expanding Government Relationships

CENTENE Corporation + WellCare — Beyond Healthcare. A Better You.

Populations & Products	AZ	AR	CA	CT	FL	GA	HI	IL[1]	IN	IA[2]	KS	KY	LA	MD[3]	MA	ME	MI	MN
TANF	●		●		●	●	■	●	●	●	●	■	●	●			■	
Medicaid Expansion	●	●	●				■	●	●	●		■	●	●			■	
CHIP	■		●		●	●	■	●	●	●	●	■	●	●			■	
ABD (non-duals)	●		●		●		■	●	●	●	●	■	●	●			■	
ABD (Medicaid only dual-eligibles)	●		●		●					●	●							
Medicaid-Medicare Plans			●					●									●	
IDD								●		●	●							
Long-Term Services and Supports			●		●		■	●		●	●							
Foster Care			●		●			●	●		●		●					
Medicare Advantage	●	●	●	■	●	●	■	●	●		●	■	●			■	■	
Medicare Special Needs Plan	●		●		●	●												
Health Insurance Marketplaces	●	●	●		●	●		●	●		●						■	
Commercial Insurance (Lrg & Sm Grp)	●		●															
Correctional Healthcare			●	●	●	●								●	●			●

Populations & Products	MS	MO	NC[4]	NE	NH	NJ	NM	NY	NV	OH	OR	PA	SC	TN	TX	VT	WA	WI
TANF	●	●	●	●	●	■	●	●	●	●	●		●		●		●	●
Medicaid Expansion					●	■	●	●	●	●	●						●	
CHIP	●	●	●	●	●	■	●	●	●	●	●		●		●		●	●
ABD (non-duals)	●		●	●	●	■	●	●		●	●		●		●		●	●
ABD (Medicaid only dual-eligibles)				●	●		●	●		●	●	●			●			●
Medicaid-Medicare Plans								●		●			●		●			
IDD					●										●			
Long-Term Services and Supports			●	■		■	●	●		●		●			●			
Foster Care	●	●		●	●		●	●			●				●		●	
Medicare Advantage	●	●	■			■	●	●		●	●	●	●	■	●		●	●
Medicare Special Needs Plan							●	●		●	●	●	●		●			●
Health Insurance Marketplaces	●	●	●		●			●	●	●		●	●	●	●		●	
Commercial Insurance (Lrg & Sm Grp)											●						●	
Correctional Healthcare	●				●		●					●		●		●		

Specialty Health Solutions	AZ	AR	CA	CT	FL	GA	HI	IL	IN	IA	KS	KY	LA	MD	MA	ME	MI	MN
Pharmacy Benefits	●	●	●		●	●		●	●	●	●		●				●	
Behavioral & Specialty Therapies	●	●	●		●	●		●	●	●	●		●				●	
Life & Health Management	●	●	●		●	●		●	●	●	●		●	●			●	
Primary Care Solutions					●			●	●		●							
Managed Vision	●	●	●		●	●		●	●	●	●		●				●	
Dental Benefits	●	●			●	●		●		●	●						●	
Telehealth (Triage/Education)	●	●	●		●	●		●	●		●		●	●			●	

Specialty Health Solutions	MS	MO	NC	NE	NH	NJ	NM	NY	NV	OH	OR	PA	SC	TN	TX	VT	WA	WI
Pharmacy Benefits	●		●	●	●		●	●	●	●	●	●	●	●	●		●	
Behavioral & Specialty Therapies	●	●	●	●	●		●	●	●	●	●		●	●	●		●	●
Life & Health Management	●	●	●	●	●		●	●	●	●	●	●	●	●	●		●	●
Primary Care Solutions		●								●					●		●	●
Managed Vision	●	●	●	●	●		●	●	●	●	●	●	●		●		●	●
Dental Benefits	●	●					●	●		●		●		●	●			●
Telehealth (Triage/Education)	●	●	●	●	●		●	●	●	●	●	●	●	●	●		●	●

● Centene Existing Presence
■ WellCare Incremental Presence

1 Illinois foster care contract is expected to start in 2019 or 2020
2 Iowa operations expected to commence July 1, 2019, subject to closing conditions and regulatory approval
3 Managed Service Organization (MSO) contract
4 North Carolina operations expected to commence November 1, 2019 and February 1, 2020, for WellCare and Centene respectively, subject to closing conditions and regulatory approval

13

Centene's Track Record of Execution and Delivering on Investor Commitments

Significant Revenue and EBITDA Growth



Revenue
CAGR: 38%
$23B
$60B
2015A
2018A
Adj. EBITDA[1]
CAGR: 37%
$1B
$2B
2015A
2018A

Three Strategic Acquisitions

(Ratio of revenues at time of acquisition)



1.3x
$21B
$16B
5.0x
$50B
$10B
2.7x
$71B
$26B
CENTENE Corporation + Health Net
CENTENE Corporation + Fidelis Care
CENTENE Corporation + WellCare

Source: Company filings

[1] Represents non-GAAP measure. See Appendix for reconciliation of non-GAAP measures

Exceptional Track Record…

- ✓ Industry-leading win rate on RFPs
- ✓ Market leading revenue growth
- ✓ Expanding profitability
- ✓ Investing for growth
- ✓ Strategic M&A to achieve scale and grow capabilities and government relationships
  - WellCare acquisition is the next step in continuing to build shareholder value

…All While Delivering on Financial Commitments

- ✓ ***Met or exceeded investor commitments in last 21+ quarters***

14

Demonstrated Ability to Integrate and Achieve Synergies

$700M+ **Run-Rate Net Cost Synergies**

Value creation of ~$8.1B based on average forward P/E multiple[1]

Mid-single digit Adjusted EPS accretion by Year 2

Acquisition Track Record

Centene Corporation + Health Net

(Announced July 2015)

- Pre-tax synergies: $75M in Year 1, $150M in Year 2
- Adjusted EPS Accretion: >20% in Year 1
- Achieved initial synergy expectations

Centene Corporation + Fidelis Care

(Announced September 2017)

- Pre-tax synergies: $25M in Y1, $100M in Year 2
- Adjusted EPS Accretion: High single digit in Year 1, low to mid teens in Year 2
- On track to achieve initial synergy expectations

Track record of delivering on financial commitments and achieving deal synergies gives us confidence in our financial outlook

Source: Company filings

[1] Assumes Centene's one-year average NTM P/E multiple of 15.6x (as of March 26, 2019) applied to $700M run-rate net cost synergies taxed at 26.0%

15

 Prudent Capital Structure to SupportContinued Growth  16      Health Net Close: March 24, 2016Health Net Debt to Cap based on Q1 2016 and Q1 2017 10KFidelis Close: July 2, 2018Fidelis Debt to Cap based on Q3 2018 and Q1 2019 (6 months)  Path to Investment Grade  Debt to Cap at Close  ~40%  Mid-Upper 30%’s  Target Debt to Cap 12 – 18 monthsPost-Close    Flexible Balance Sheet to Make Continued Growth Investments  Proven Ability to Deliver Synergies and De-lever  Source: Company filings1 Based on debt-to-capital as of Q1 2019  1  (Announced July 2015)      (Announced September 2017)  Acquisition Track Record  +

 Strong Track Record of Operational and Financial Performance

 Centene’s Track Record of Consistent Outperformance and Disciplined Growth…  18        2013A    2018A  Revenue  $10.9B    $60.1B  Adj. EBITDA1  $0.4B    $2.4B  Adj. Diluted EPS1,2  $0.75    $3.54  Market Cap  $3.3B    $23.8B  Members  2.9M    14.0M  # of States  18    30    Total Growth  40.7%  43.1%  31.4%  CAGR  451%  500%  621%  383%  Source: Company filings1 Represents non-GAAP measure. See Appendix and/or company filings for reconciliation of Adjusted Diluted EPS.2 Reflects historical split-adjusted earnings per share.  372%

 …And Shareholder Returns      Centene’s Long-Term Outperformance on Value Creation Relative to Peers and S&P 500  19  Source: FactSetNote: Reflects total shareholder returns as of March 26, 2019 (prior to deal announcement); peers include Aetna (prior to close of sale to CVS), Anthem, Humana, Molina, UnitedHealth, and WellCare; data reflects average of peer set

 Strong Financial Performance  20      Source: Company filings1 Reflects midpoint of financial guidance provided in conjunction with Q1 2019 earnings announcement2 Reflects premium revenues less medical costs3 Reflects historical split-adjusted earnings per share. Represents non-GAAP measure. See Appendix for reconciliation of non-GAAP measures  Gross Profit2 ($B)  Total Revenue ($B)  Operating Income ($B)  Adjusted Diluted EPS3  (Guidance)1  (Guidance)1

 Track Record of Achieving Financial Targets  21      Source: FactSet / Yahoo Finance consensus estimates1 Beat / Meet in a given quarter reflects actual results greater than or equal to Yahoo Finance consensus estimates; actual consensus differential within (0.5%) assumed to be neutral2 See Appendix and/or company filings for reconciliation of Adjusted Diluted EPS.  Total Revenues Have Beat or Met Consensus Expectations for 21+ Straight Quarters  Adjusted Diluted EPS2 Results Have Beat or Met Consensus Expectations for 21+ Straight Quarters  ($B)

   Total Pipeline  Total Contracts      $113B    Targeted Pipeline  TargetedContracts      $88B     Realized or Anticipated Revenue1  ContractWins      $22B   RFPs Awarded Between 2014-2018  45  34  27  ~80% Win Rate  Centene has an Industry-Leading ~80% Medicaid Win Rate  22  Source: Company filings1 Anticipated annual revenue includes contract wins that have not yet gone live

 Path Toward Integration

Committed to Successful Integration

Integration Plan

- Established Integration Management Office
- Engaged leading integration consultant
- Conducting cultural assessment
- Integration planning underway

Regulatory

- All Form A's filed – 26 States
- All Form E's filed – 18 states
- Notices or other change of control-related submissions to 28 other agencies
- HSR submission

Dedicated Integration Team

CNC + WCG Executive Steering Committee

CENTENE Corporation

WellCare Beyond Healthcare. A Better You.

Functional Teams

Markets / Products	Provider Network	Operations
Quality / Care Management	HR	IT
Finance	Legal / Compliance	Pharmacy

24

Significant Value Creation

~$500M of annual net cost synergies by Year 2

Focus on accelerating synergy capture to increase year one accretion

---

Run-rate net cost synergies of ~$700M+

Near-Term Synergies	Long-Term Synergies
• Initial G&A efficiencies • Scale benefits in pharmacy and medical cost management	• Additional G&A synergies • Full systems consolidation • Product expansion in new markets

Source: Company filings

25

Well Positioned for Continued Long-Term Growth

Well Positioned to Capture Growth in Government Programs

- Medicaid (including LTSS): only ~46% of Medicaid spend is managed by MCOs today
- Medicare Advantage: ~65% of eligible population is below the 400% federal poverty level
- Duals: significant opportunity in dually eligible market, where we are a leader

Increased Product Diversification to Provide Enhanced Benefits to Members and Government Partners

Establishes a Nationwide Medicare Platform

Leader in Government-Sponsored Programs with National Footprint

Strong Track Record of Value Creation

- 10 year TSR of 1,230%

Source: CMS, Piper Jaffray equity research

26

 Shared Commitment to Local Communities  27          Shared commitment to communities in which our members, providers and employees live and work    Helping people live healthier lives through a localized approach and providing access to high-quality healthcare through a wide-range of affordable healthcare solutions    Leading the market with affordable, high-quality, culturally-sensitive healthcare services    Increased opportunities to more effectively address social determinants of health such as food insecurity, housing instability, unemployment and lack of access to transportation  Deeply Committed to Community Leadership

 Appendix

Transaction Overview

Purchase Price	• $305.39[1] per WCG share, comprised of $120.00 in cash per share and 3.38 CNC shares per WCG share • Represents ~32.1%[2] premium for WCG shareholders; ~21.0%[2] premium to 30-day VWAP • Total transaction value of $17.3B, including WCG debt
Ownership	• Current Centene shareholders will own approximately 71% and current WellCare shareholders will own approximately 29% of combined company
Financial Impact	• ~$500M in annual net cost synergies projected by year two; ~$700M in annual run-rate net cost synergies • Mid single-digit percent adjusted EPS accretion projected in year two
Financing	• Committed financing of $8.35B in place for cash portion of consideration • Debt / cap ~40% at transaction close; target mid-to-upper 30%'s within 12 – 18 months post close
Leadership & Governance	• Michael Neidorff will serve as Chairman, President & CEO of combined company • Ken Burdick and Andrew Asher expected to join senior leadership team in newly created positions • Board to consist of 11 members, nine from Centene and two from WellCare
Headquarters	• Headquartered in St. Louis, MO with substantial operations in Florida
Closing	• Expected to close in the first half of 2020 • Subject to Centene and WellCare shareholder approvals and customary regulatory approvals

Source: Company filings

[1] Purchase price based on closing Centene share price on March 26, 2019; [2] Based on WellCare share price as of March 26, 2019

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An Experienced and Proven Board

Michael F. Neidorff (C)
Chairman, President & CEO, Centene
- ✓ Intimate knowledge of the company and managed care sector
- ✓ 20+ years in healthcare

Robert K. Ditmore (LD)
Former President & COO, United Healthcare
- ✓ Extensive healthcare and service industry experience
- ✓ Demonstrated public company leadership

Orlando Ayala
Former VP & Chairman (Emerging Businesses), Microsoft
- ✓ Tech, sales and marketing expertise
- ✓ Deep international experience in emerging markets

Jessica L. Blume
Former Vice Chairman, Deloitte
- ✓ Accounting and tech expertise
- ✓ 30+ years of consulting experience

Frederick H. Eppinger
Former President & CEO, The Hanover Insurance Group
- ✓ Insurance industry veteran
- ✓ 20+ years of executive experience

Richard A. Gephardt
Former House Majority and Minority Leader
- ✓ Extensive political and legislative expertise
- ✓ Investment banking & healthcare experience

John R. Roberts
Former Regional Managing Partner, Arthur Andersen
- ✓ Deep financial expertise
- ✓ Strong organizational leadership experience

David L. Steward
Founder & Chairman, World Wide Technology
- ✓ Extensive leadership expertise as a founder
- ✓ 30+ years of tech experience

Tommy G. Thompson
Former Governor of Wisconsin and Secretary of HHSC
- ✓ Legal and healthcare policy expertise
- ✓ Healthcare and executive leadership experience

Healthcare & Insurance Experience
5 of 9 directors

Public Company Leadership
4 of 9 directors

Significant M&A Experience
9 of 9 directors

Source: Company filings
(C) – Chairman
(LD) – Lead Independent Director

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 31  ~36%Based on Current Analyst Estimates    Buy    Hold  Value Opportunity for Centene Shareholders Recognized by Research Community  Source: Bloomberg and FactSet1 Based on March 26, 2019 stock price  1

Research Community is Positive on Combination

CANTOR Fitzgerald
March 27th

"The combined company brings clout to the market... We expect the company to benefit from enhanced scale in medical management in local markets and administrative savings. *Furthermore, we expect to see growth in ancillary businesses across the larger footprint..."*

BMO
March 27th

"We think the combination makes sense strategically and financially and is directionally consistent with historical deal comps. ***We see upside to projections for the deal to be "minimally dilutive" in year 1 and mid-to-high single-digit accretive in year 2..."***

COWEN
April 23rd

"We have greater confidence in CNC's $500M synergy target and ***we are optimistic about the potential for upside given the conservatism embedded in the company's estimate..."***

SUNTRUST
May 10th

"We remain bullish on the pending acquisition of WellCare and view the tie-up as a powerful combination. ***In addition, CNC remains firmly committed to the deal, integration planning is ongoing, we continue to view the company as a buyer not a seller and see clear challenges with the concept of a hostile..."***

Piper Jaffray®
March 27th

"There are a lot of positive catalysts coming up where CNC and WCG could gain share on RFPs..."

OPPENHEIMER
March 28th

"Following its Health Net and Fidelis acquisitions, Centene should benefit from multi-year synergy opportunities and a more diversified product offering, which take the company to the next level. ***As a result, we believe Centene will continue to boast strong revenue and earnings growth prospects for years to come..."***

Stephens
May 9th

"First, the ***merger materially accelerates CNC's long-term strategy*** *to advance its position in the Medicare market ...Second, the combination serves to* ***ease some of the concerns around near-term Medicaid re-procurement risks*** *as the merger significantly expands CNC's already number one market position ..."*

citi
May 10th

*"...**The deal also continues to diversify CNC's business mix, particularly in MA/PDP,** which would increase to 15% of the combined company's revenue (vs 8% of CNC standalone)...**Pharmacy also represents an opportunity, as the combined company will have ~$30B in pharmacy spend,** which significantly expands the scale of CNC's new PBM business..."*

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Reconciliation of Non-GAAP Measures  ($ in millions)  Included in this presentation is Adjusted EBITDA. Management believes that this non-GAAP financial measure provides information that is useful to investors in understanding period-over-period operating results and enhances the ability of investors to analyze Centene’s business trends and performance. This non-GAAP financial measure should not be considered in isolation, or as a substitute for the corresponding GAAP financial measure and may not be comparable to similar measures used by other companies. A reconciliation of this non-GAAP financial measure with the most directly comparable financial measure calculated in accordance with GAAP follows. The Company cannot provide a reconciliation of certain forecasted non-GAAP metrics without unreasonable efforts. As such, they have been excluded from the reconciliation below.  Adjusted EBITDA is defined as net earnings attributable to Centene before interest expense, income taxes, depreciation, amortization (excluding senior note premium amortization), and non-cash stock compensation expense that we believe are not indicative of future performance.  33

 Reconciliation of Non-GAAP Measures  ($ in millions)  Included in this presentation is Adjusted Diluted EPS. Management believes that this non-GAAP financial measure provides information that is useful to investors in understanding period-over-period operating results and enhances the ability of investors to analyze Centene’s business trends and performance. This non-GAAP financial measure should not be considered in isolation, or as a substitute for the corresponding GAAP financial measure and may not be comparable to similar measures used by other companies. A reconciliation of this non-GAAP financial measure with the most directly comparable financial measure calculated in accordance with GAAP follows:  Other adjustments include the following items: 2018 - the impact of retroactive changes to the California minimum medical loss ratio (MLR) of $30 million of expense or $0.06 per diluted share, net of an income tax benefit of $0.02; 2017 - (a) the Penn Treaty assessment expense of $56 million or $0.10 per diluted share, net of an income tax benefit of $0.06; (b) the cost sharing reduction (CSR) expense of $22 million or $0.04 per diluted share, net of an income tax benefit of $0.02; (c) the charitable contribution commitment of $40 million or $0.07 per diluted share, net of an income tax benefit of $0.05; and (d) the benefit associated with income tax reform of $125 million or $0.35 per diluted share; and 2016 – (a) the impact of retroactive changes to the California minimum medical loss ratio (MLR) of a $195 million benefit or $0.38 per diluted share, net of an income tax expense of $0.21; (b) the charitable contribution commitment of $50 million or $0.09 per diluted share, net of an income tax benefit of $0.06; and (c) the debt extinguishment cost of $11 million or $0.02 per diluted share, net of an income tax benefit of $0.01. Adjusted Diluted EPS is defined as GAAP diluted net earnings before amortization of acquired intangible assets, acquisition related expenses, other one time adjustments, and the tax impact of such adjustments, calculated on a per share basis. We believe these adjustments are not indicative of future performance. The amortization of acquired intangible assets per diluted share presented is net of the income tax benefit estimated to be $0.14 for the year ended December 31, 2019.The acquisition related expenses per diluted share presented is net of the income tax benefit estimated to be $0.04 for the year ended December 31, 2019.  34